May 13, 2015

Mr. Gabriel Eckstein

Staff Attorney

United States Securities and Exchange Commission

Burnett Plaza, Suite 1900

100 F St. NE

Washington, D.C.  20549

Re:	Woodland Holdings Corporation Amendment No. 1 to Registration Statement on Form 10 File No. 000-55401

Dear Mr. Eckstein,

Reference is made to the letter dated May 7, 2015 (the “Comment Letter”) to Mr. Scott Beck, Chief Executive Officer of Woodland Holdings Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Registration Statement on Form 10, initially filed by the Company on March 17, 2015 (the “Registration Statement”).

Because the filing will become effective on or about May 17, 2015 and the staff will not have time to clear their comments from the Comment Letter, this letter serves as a formal withdrawal of the Registration Statement.  We plan to revise our filing and will provide a response letter setting forth the Company’s responses to the Staff’s comments in short order.

Sincerely,

/s/ V. Chase McCrea III

V. Chase McCrea III, CPA

Chief Financial Officer

CornerWorld Corporation

Woodland Holdings Corporation

13101 Preston Road, Suite 510

Dallas, Texas 75240